SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

Dear Shareholders,

Pursuant to the Board of Directors’ meeting of GAFISA S.A. (“Company”), held on October 23, 2019 and the call notice published on this date, Management submits its proposal (“Proposal”) for the matters included in the Agenda of the Company’s Shareholders’ Extraordinary Meeting to be held, on first call, on December 19, 2019, at 9:00 a.m. (“Meeting”):

1.      To ratify the acceptance of the Development Agreement Proposal – Estação Osasco Desenvolvimento Imobiliários (“MOU Osasco”), entered into between the Company and Cadence Gestora de Recursos Ltda., controlling asset management of Estação Osasco Desenvolvimento Imobiliário S.A for potential acquisition of majority interest by means of financial contribution to referred company’s capital stock, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the MOU Osasco.

In light of MOU Osasco acceptance, ratified by the Company’s Board of Directors on October 23, 2019, the Company’s Management proposes shareholders to ratify the execution of the Osasco MOU, which is attached to this Proposal, in the form of the Attachment I, and that management be empowered to perform the hiring of advisors and consultants necessary for the assessment of contingencies and preparation of the corporate documents of the transaction.

2.      To ratify the Memorandum of Understanding entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”) for potential project development, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the aforementioned MOU Wotan.

The Company’s Management proposes to ratify at the Shareholders’ Meeting, the Board of Executive Officers’ signature of the Memorandum of Understanding on October 29, 2019, entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”), referring to a potential incorporation of real properties into the Company’s landbank, by acquiring 100% quotas of the capital stock of (i) Costa do Peró Participações Ltda., (ii) Marina do Cabo Empreendimentos Imobiliários Ltda., (iii) CG 3500 Participações Ltda. and (iv) Freguesia Participações Ltda. (“Companies”).

Referred MOU Wotan sets forth the overall conditions to substantiate the decision on the real property indirect acquisition, which involves the engagement of advisors, which the Company's Management proposes that, in order to determine the fair value of the real estate and the quotas representing the stock capital of the Companies object of the transaction, Management should be empowered to perform the hiring of advisors and consultants necessary for the assessment of contingencies and preparation of the corporate documents of the transaction.

Lastly, Management clarifies that a Shareholders’ Meeting shall be called for the specific approval of the transactions described herein, as soon as the advisors conclude their valuation and Management may refer it for shareholders’ opinion on the execution of referred transactions.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer